Exhibit 16.1

May 22, 2026

Office of the Chief Accountant

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Dear Sir/Madam:

Integritat Audit, Accounting & Advisory, LLC (“Integrität”, “the Firm”) was previously engaged as the principal accountants to audit the consolidated financial statements of Waste Energy Corp. (the “Company”, “WEC”), as of and for the year ended December 31, 2025. We have resigned as their auditors effective May 19, 2026.

We have read the statements made by WEC which were provided to us and which we understand will be filed with the Commission pursuant to Item 4.01 of its Form 8-K, regarding our resignation as their registered public accountant.

We agree with the following statements:

●	On May 19, 2026, Integrität Audit, Accounting & Advisory, LLC resigned as the independent registered public accounting firm of Waste Energy Corp.

●	The Company provided Integrität with a copy of the disclosures contained in this Current Report on Form 8-K and requested that Integrität furnish the Company with a letter addressed to the Securities and Exchange Commission stating whether it agrees with the statements made herein.

Our explanations for all other statements to which we disagree are below:

●	Disagreements with Management and Item 304(a)(1)(iv) - Contrary to the Company’s statement, there were disagreements with Management and some disagreements were related to Item 304(a)(1)(iv) of Regulation S-K. Specifically, disagreements arose with management regarding the Firm obtaining certain information and records requested during the audit, the Firm’s judgement to exercise due care and professional skepticism with respect to matters identified by the Firm as omissions, errors, or inconsistencies, the Firm’s professional judgment to modify the scope and extent of its evaluation and testing in response to matters identified during the engagement.

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Throughout the engagement, documentation and responses to inquiries were provided by management; however, such information were often significantly delayed, with inconsistencies,errors or omissions. These conditions elevated the Firm’s risk assessment regarding the reliability of certain sources of information.

In the latter stage of the audit, the Firm became aware of certain matters that had not been previously disclosed. Although the Firm had requested relevant information at or near the commencement of the engagement, if relevant conditions existed, that information was not provided until near the planned conclusion of the audit. Those matters were significant to the audit and necessitated modified audit procedures and were reassessed as high risk. Additionally, Management did not agree to remediation measures proposed by the Firm. Such disagreements, if not resolved to Integrität’s satisfaction, would have caused Integrität to make reference thereto in its report on the financial statements.

●	Conclusion of the Audit - Integrität informed the Company that it would not issue an audit report on the financial statements for the fiscal year ended December 31, 2025, and no audit report or opinion was issued in connection with this engagement. The characterization in the Company’s Form 8-K that Integrität “did not complete the audit” does not accurately reflect the circumstances of the engagement. The Firm completed its audit process, reached a definitive professional conclusion that sufficient, reliable audit evidence could not be obtained due to engagement conditions it could not remediate, and resigned accordingly.

We neither agree nor disagree with all other statements as we have limited access to information on these matters.

Very truly yours,

/S/ INTEGRITAT CPA
Boca Raton, FL, USA

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